Exhibit 3.5

AMENDMENT NO. 2

TO

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER EQUITY, L.P.

This Amendment No. 2 (this “ Amendment ”) to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., a Delaware limited partnership (the “ Partnership ”), dated as of February 8, 2006 and amended as of November 1, 2006 (“ the Partnership Agreement ”), is entered into effective as of November 9, 2007, by LE GP, LLC, a Delaware limited liability company (the “ General Partner ”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 13.1(e) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may change the fiscal year of the Partnership and may amend any provision of the Partnership Agreement to reflect an amendment that, in the discretion of the General Partner, is necessary or appropriate as a result of the change in fiscal year;

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

Section 1. Change of Fiscal Year. The text of Section 8.2 is hereby amended in its entirety to read as follows:

The fiscal year of the Partnership shall be from January 1 to December 31.

Section 2. Transition Period. In connection with the change from a fiscal year ending on August 31 of each year to a fiscal year ending on December 31 of each year as contemplated by Section 1 of this Amendment, the definition of “Quarter” is hereby amended in its entirety to read as follows:

“Quarter” means, unless the content otherwise requires, a fiscal quarter of the Partnership; provided, that, notwithstanding the foregoing, the period from September 1, 2007 through and including December 31, 2007 shall be deemed to be a “Quarter” and no partial period during the period from September 1, 2007 to December 31, 2007 shall be considered to be a “Quarter.”

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

Section 5. Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

LE GP, LLC

By:	/s/ John W. McReynolds
John W. McReynolds, President

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

By: LE GP, LLC, the General Partner of
Energy Transfer Equity, L.P., as attorney-in-fact for all Limited Partners pursuant to the powers of Attorney granted pursuant to Section 2.6 of the Partnership Agreement.

By:	/s/ John W. McReynolds
John W. McReynolds, President